Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: February 26, 2008

List of materials

Documents attached hereto:


i) Press release announcing Sharp and Sony sign Memorandum of Intent to create Joint Venture for Large Sized LCD Panels/Modules



                                                               February 26, 2008
                                                               Sharp Corporation
                                                                Sony Corporation




                    Sharp and Sony sign Memorandum of Intent to create Joint Venture for Large Sized LCD Panels/Modules


Sharp Corporation ("Sharp") and Sony Corporation ("Sony") announced that today they signed a non-binding memorandum of intent to establish a joint venture to produce and sell large sized LCD panels and modules, by splitting out from Sharp an LCD panel plant now under construction in Sakai City, Osaka Prefecture which will use 10th generation mother glass substrates. Certain information concerning the joint venture is outlined below, and the two companies will negotiate in good faith to enter into legally binding joint venture documentation by September 30, 2008.


The parties will aim through this collaboration to further strengthen Sharp's advanced LCD display technologies and Sony's competitiveness in the TV market.


Once the joint venture agreement is entered into and becomes effective, and subject to receipt of necessary government approvals, the new joint venture will seek to maximize the advantages gained from using the world's first 10th generation glass substrates to produce large sized LCD panels and modules that deliver the industry's highest levels of quality, cost and performance. These will then be supplied to Sharp and Sony in quantities corresponding to their respective investments. Sharp and Sony will also discuss and study the possibility to jointly develop components for LCD modules to further reinforce their mutual cooperation.


The new company will endeavor to rapidly establish full and stable manufacturing operations at a new state of the art facility producing large sized LCD panels, and, in coordination with other companies concerned, will realize the vision of "Manufacturing Complex for the 21st Century".


New Company Overview
--------------------

-Company Name:         To be determined

-Location:             Sakaihama District, Sakai-ku, Sakai City,
                       Osaka Prefecture

-Date of Establishment:Scheduled for April, 2009 (pending further discussion)

-Start of Operations:  By the end of FY 2009 (planned)

-Capital:              To be determined (Sharp: 66%, Sony:34%)

-Total Investment:     To be determined (Sharp: 66%, Sony:34%)

-Operations:           Production of large sized LCD panels/modules
                       (for LCD TVs) for sale to Sharp and Sony

-Production Capacity:  72,000 substrates per month (initially 36,000 substrates panels/month)
                       (Mother Glass Substrate input basis)